UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

DELCATH SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

24661P104
(CUSIP Number)

July 29, 2010
(Date of Event Which Requires Filing of this Statement)

Mr. Robert Ladd
Laddcap Value Advisors LLC
335 Madison Avenue Suite 1100
New York, New York 10017
Telephone: (212) 652-3214

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 574-1200
Attn: Edward S. Horton
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

SCHEDULE 13D
CUSIP No. 24661P104		Page 2 of 10

1	NAME OF REPORTING PERSONS Laddcap Value Partners LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 731,294
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 731,294
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 24661P104		Page 3 of 10

1	NAME OF REPORTING PERSONS Laddcap Value Associates LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 731,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 731,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 24661P104		Page 4 of 10

1	NAME OF REPORTING PERSONS Laddcap Value Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 731,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 731,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 24661P104		Page 5 of 10

1	NAME OF REPORTING PERSONS Robert Ladd S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,485
	8	SHARED VOTING POWER 731,294
	9	SOLE DISPOSITIVE POWER 25,485
	10	SHARED DISPOSITIVE POWER 731,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 24661P104		Page 6 of 10

Introduction:

This Amendment No. 14 relates to the Schedule 13D/A filed by Robert Ladd, with the Securities and Exchange Commission on April 2, 2009 relating to the shares (the "Shares") of common stock (the "Common Stock") of Delcath Systems, Inc. (the "Issuer").

Item 1.  Security and Issuer

(a)	Name of Issuer:

Delcath Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices:

810 Seventh Avenue, Suite 3505, New York, NY 10019

(c)	Class of Security

Common Stock, par value $0.01 per share

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Laddcap Value Partners LP ("Laddcap") with respect Shares beneficially owned by it; (ii) Laddcap Value Advisors LLC ("LVA") with respect to Shares beneficially owned by Laddcap; (iii) Laddcap Value Associates LLC ("LV") with respect to Shares beneficially owned by Laddcap and (iv) Robert Ladd with respect to Shares beneficially owned by Laddcap, LVA, LV and himself.  LVA and LV disclaim beneficial ownership of the securities covered by this statement.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than with respect to 25,485 Shares owned directly by him).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Laddcap, LVA, LV and Mr. Ladd is: c/o Laddcap Value Advisors LLC, 335 Madison Avenue Suite 1100, New York, NY 10017.

(c)	Principal Occupation, Employment or Business:

Mr. Ladd serves as the managing member of LVA, which is the investment advisor of Laddcap.  Mr. Ladd also serves as the managing member of LV which is the general partner of Laddcap.  Laddcap is principally engaged in making investments.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 24661P104		Page 7 of 10

(e)	Citizenship:

Each of LVA and LV is a Delaware limited liability company. Laddcap is a Delaware limited partnership. Mr. Ladd is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following after the last paragraph:

On July 29, 2010, Laddcap distributed 1,651,569 Shares to its limited partners as payment in satisfaction of their limited partnership interests, and for no other consideration.  The distributions were not made with the intent to cause a change of control to the Issuer or to any of the transactions set forth in items (a) through (j) of this item.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The percentages used herein are calculated based upon the 37,282,081 Shares issued and outstanding as of May 4, 2010, as reported on the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2010, as filed on May 5, 2010 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, Mr. Ladd is the beneficial owner of the 756,779 Shares as of the date hereof (representing approximately 2.03% of the outstanding Common Stock), that includes 731,294 shares of Common Stock owned of record by Laddcap and 25,485 Shares of Common Stock owned of record by Mr. Ladd.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than the 25,485 owned by him directly).

Pursuant to Rule 13d-3, each of Laddcap, LVA and LV is the beneficial owner of the 731,294 Shares as of the date hereof (representing approximately 1.96% of the outstanding Common Stock) that are owned of record by Laddcap.

(b)
Each of LVA, LV and Mr. Ladd share the power to vote and direct the disposition of all Shares held by Laddcap by virtue of their roles as investment advisor of Laddcap, general partner of Laddcap and managing member of the general partner of Laddcap, respectively.

Laddcap has the sole power to vote and direct the disposition of all Shares held by it.  Mr. Ladd has the sole power to vote and direct the disposition of the 25,485 Shares held by him.

SCHEDULE 13D
CUSIP No. 24661P104		Page 8 of 10

(c)	There were no transactions with respect to the Shares by Laddcap, LVA, LV or Mr. Ladd within the past 60 days.
(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of August 2, 2010 among each Reporting Person.

SCHEDULE 13D
CUSIP No. 24661P104		Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2010

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

/s/ Robert Ladd
Robert Ladd

SCHEDULE 13D
CUSIP No. 24661P104		Page 10 of 10

Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D (including amendments thereto) to which this joint filing agreement is attached, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day August, 2010.

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

/s/ Robert Ladd
Robert Ladd